UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Turquoise Hill Resources Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

46579N103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N103	Page 2 of 6

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 171,524,394*
	7	Sole dispositive power 0
	8	Shared dispositive power 171,524,394*
9	Aggregate amount beneficially owned by each reporting person 171,524,394*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 2,012,233,201 Common Shares, comprising (i) the 1,006,116,602 Common Shares reported to have been issued on January 13, 2014 in connection with Turquoise Hill Resources Ltd.’s rights offering in the report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on January 17, 2014, and (ii) the 1,006,116,599 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of November 25, 2013 in the prospectus on Form F-10/A filed with the SEC on November 26, 2013.

CUSIP No. 46579N103	Page 3 of 6

1	Names of reporting persons Tembusu Capital Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 171,524,394*
	7	Sole dispositive power 0
	8	Shared dispositive power 171,524,394*
9	Aggregate amount beneficially owned by each reporting person 171,524,394*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 2,012,233,201 Common Shares, comprising (i) the 1,006,116,602 Common Shares reported to have been issued on January 13, 2014 in connection with Turquoise Hill Resources Ltd.’s rights offering in the report on Form 6-K furnished to the SEC on January 17, 2014, and (ii) the 1,006,116,599 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of November 25, 2013 in the prospectus on Form F-10/A filed with the SEC on November 26, 2013.

Item 1(a).	Name of Issuer: Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Suite 354-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4

Item 2(a).	Name of Person Filing: (i) Temasek Holdings (Private) Limited (“Temasek Holdings”) (ii) Tembusu Capital Pte. Ltd. (“Tembusu”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: (i) 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891 (ii) 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891

Item 2(c).	Citizenship: (i) Singapore (ii) Singapore

Item 2(d).	Title of Class of Securities: Common Shares without par value.

Item 2(e).	CUSIP Number: The CUSIP number of the Common Shares is 46579N103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.

Ownership.

(a)    Amount beneficially owned:

As of December 31, 2013, Ellington Investments Pte. Ltd. (“Ellington”) directly owned 49,155,255 Common Shares, and was deemed to beneficially own another 49,155,255 Common Shares underlying rights received by Ellington in connection with the issuer’s rights offering. Ellington is wholly-owned by Bartley Investments Pte. Ltd., which is wholly–owned by Tembusu, which is wholly-owned by Temasek Holdings. Ellington subsequently exercised its rights and as of the date of this Schedule, Ellington directly owns 98,310,510 Common Shares.

As of December 31, 2013, Dahlia Investments Pte. Ltd. (“Dahlia”) directly owned 36,606,942 Common Shares, and was deemed to beneficially own another 36,606,942 Common Shares underlying rights received by Dahlia in connection with the issuer’s rights offering. Dahlia is wholly owned by Thomson Capital Pte. Ltd., which is wholly-owned by Tembusu, which is wholly-owned by Temasek Holdings. Dahlia subsequently exercised its rights and as of the date of this Schedule, Dahlia directly owns 73,213,884 Common Shares.

Accordingly, as of December 31, 2013, each of Temasek Holdings and Tembusu may be deemed to beneficially own the 98,310,510 Common Shares directly owned or deemed to be beneficially owned by Ellington and the 73,213,884 Common Shares directly owned or deemed to be beneficially owned by Dahlia, being an aggregate of 171,524,394 Common Shares. As of the date of this Schedule, each of Temasek Holdings and Tembusu may be deemed to beneficially own the 98,310,510 Common Shares directly owned by Ellington and the 73,213,884 Common Shares directly owned by Dahlia, being an aggregate of 171,524,394 Common Shares.

(b)    Percent of class:

As of the date of this Schedule, each of Temasek Holdings and Tembusu may be deemed to beneficially own 8.5% of the Common Shares outstanding.

All percentage calculations in this schedule are based on 2,012,233,201 Common Shares, comprising (i) the 1,006,116,602 Common Shares reported to have been issued on January 13, 2014 in connection with Turquoise Hill Resources Ltd.’s rights offering in the report on Form 6-K furnished to the SEC on January 17, 2014, and (ii) the 1,006,116,599 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of November 25, 2013 in the prospectus on Form F-10/A filed with the SEC on November 26, 2013.

(c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote:

 0.

(ii)    Shared power to vote or to direct the vote:

 Temasek Holdings: 171,524,394

 Tembusu: 171,524,394

(iii)   Sole power to dispose or to direct the disposition of:

 0.

(iv)   Shared power to dispose or to direct the disposition of:

 Temasek Holdings: 171,524,394

 Tembusu: 171,524,394

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 2 to the statement on Schedule 13G filed with the SEC by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2014

TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

By:	/s/ Choo Soo Shen Christina
	Name:	Choo Soo Shen Christina
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.(1)

By:	/s/ Chia Yue Joo Lena
	Name:	Chia Yue Joo Lena
	Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings and Tembusu pursuant to the Joint Filing Agreement dated June 7, 2012 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.